INVEST IN **KUNDUZ (YC S18)**

Instant help from expert tutors - Faster & more interactive than Chegg; More reliable than ChatGPT!

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Inc. | TechCrunch | EdSurge | aws EdStart | Forbes

kunduz.com/en_us | New York NY | Marketplace

LEAD INVESTOR

Cagakan Yigit Kucuk Director

Among the university and high school entrance requirements in Turkey and globally, students must pass certain tests. It is an inevitable problem of limited opportunities, especially in developing countries where the young population is dense. It enables startups like Kunduz to solve this problem by providing a fast and economical solution. Kunduz does not only provide students with academic support services but also creates extra income for thousands of tutors. Being independent of location is especially important in geographies where access to educators is limited. Kunduz is well-positioned to capitalize on the rapid growth in edu-tech industry by providing an innovative and easily accessible platform for students to receive academic assistance and tutoring. Kunduz has a strong team of experienced and successful entrepreneurs which is the driving incentive for believing in the company. Kunduz leverages AI and natural language processing to provide personalized and accurate answers to students' questions. This technology has the potential to disrupt traditional tutoring and academic support services and provide a competitive advantage to Kunduz. Kunduz has a highly scalable business model. I believe the company can easily expand to the world quickly by adapting its services to other languages and regions in the world. Additionally, one of the most prestigious startup accelerators in the world, Y Combinator, has supported Kunduz. I believe this validates the company's business strategy and can draw additional funding and collaborations.

Invested $400,000 this round

Highlights

1. Projected $5M+ ARR in 2023 (not guaranteed)
2. 🧠 Our AI can automatically answer 90% of student's questions and gives SaaS-level gross margins
3. 🌎 100M questions answered by 35M+ tutors through Kunduz
4. $114 LTV; $10 CAC; 76% gross profit margin
5. 👫 50K+ paying users with 95% monthly retention

Our Team



Basar Basaran Co-founder & Co-CEO

3-year consulting and M&A in education; MBA & MA Education at Stanford; Ex-McKinsey; Raised in an educator family.

We are three lifelong friends who started Kunduz because we saw a global need for affordable education services. The most successful students rely upon expensive private tutors to get into college. Kunduz is the pursuit of sharing that high-quality educational experience.



Melih Sener Cofounder & Co-CEO

Previously brand manager of Lays for 32 countries; Brand & P&L management at CPG; International marketing, product launch & competitive strategy



Baris Bilgic Co-founder - CTO

3rd time entrepreneur in emerging markets and Europe w an exit; Full-stack dev. at global firms in London; 14 years of active development experience

Pitch



KUNDUZ





Business Overview

20 years of friendship with a unique set of experience in education, business, & technology

Melih Sener
Ops & Growth

Most recently, brand manager of Lays for 32 countries

Brand & P&L management at CPG

International marketing, product launch & competitive strategy

Basar Basaran
Product & Expansion

Strategy & business development in 5 countries and 6 sectors at McKinsey

3-year consulting and M&A in education

MBA & MA Education at Stanford

Raised in an educator family

Baris Bilgic
Technology

3rd time entrepreneur in emerging markets and Europe w an exit

Full-stack dev. at global firms in London

14 years of active development experience

Tens of millions of students need instant help for test prep and school multiple times, every day

Students have **so many questions**	... with **few options** for help	... which **don't really help**
that need fast, affordable and personalized help	private tutoring, TA's, cram schools	time consuming and too costly

Tutor on your phone – anytime, anywhere

- Take a photo of a question
- Send to network of 35K tutors
- Get answered in 10 min



How does it work?


B2C
Students pay a subscription fee
Tutors earn per question solved

How does it work?

B2B2C


Parents annually pay school with a markup.
Schools pay Kunduz.
$
$



Business Fundamentals - Turkey

We are having an unprecedented retention with ever-increasing commitment from our students



Note: Our experience shows that cohorts flatten after Month 4 and stay at these levels for the rest of the school year

Our proprietary AI bring growth with high profitability


FIRST MARKET
Payment processing
Tutor cost
Gross profit
100%
75%
50%
25%
0%
Pre-AI (Jan '19)
Post-AI (Feb '20)
Scaling (Sep '21)
Current
AI-based automatic response rate
0%
51%
78%
90%

Organic is the backbone of our scalable growth

TURKEY

$ 10
customer acquisition cost in Dec '22

2
months of payback period

73%
organic ratio of conversions

LTV/CAC has been historically lucrative thanks to the low CAC and high profitability

TURKEY

$114 / **$10** = **11.4**

LTV / CAC / LTV/CAC

Operational excellence in Turkey remained top-notch

TURKEY

- **7 mins** average response time
- **90%** first response satisfaction rate
- **50K** # of paying subscribers in Dec '22
- **5K** monthly active tutors
- **1.2M** # of questions asked / week
- **95** questions asked per student per month

B2B2C partnership agreements **already grew by 3x YoY** in number of students for 2023-24

TURKEY

73K

students committed through deals for next year
vs. 25K students in 2022-23

$2.2M

projected ARR from B2B2C channel
vs. $500K in 2022-23

✓ Number is based on the deals already made for next school year. Kunduz Sales Team will continue closing new deals until September 2023.

Forward-looking projections cannot be guaranteed.

Despite lower basket size, B2B2C is attractive from every aspect

TURKEY

- **78%** gross margin
- **0** CAC
- **88%** annual retention
- **$65** LTV in 3 years ($225 in 10 yrs)
- **70%** YoY price increase (easy to reflect changes in parity)
- **8** grades to be sold at once

Winning the Turkish market has a high stake

K12 - High School & Middle School
11.4M Students


10.2M
2.1M
1.2M
8.2M

College Market
Only Kunduz has the right to succeed in local languages given its product, user base and retention opportunities

Public Schools
Students in public schools still personally allocate budget for their studies. Everyone spends on printed books. More and more allocate budget in digital services.

Weekend Courses
Courses have 600-1K TRY content budgets per student

Private Schools
Schools offer 3-6K TRY content packages including their own margin



Growth Strategy - Turkey



Half of top 100K students studying with Kunduz but...

Kunduz students report to aim for..



Top 100K
3.0%
Top 50K
13.9%
Top 1K
29.9%
Top 10K
28.7%
Top 5K
23.9%

83% of Kunduz students aim for top 10K, who are eventually ranked in top 100K.

Kunduz's 50K paying students preparing for exams last year show that we tapped this market.

...top 100K makes only 5% of the college test prep market; it's time to aim for the rest!



Untapped market:
1.9M students*
Captured market:
100K (Top 5%)

Note: Number only includes students taking university entrance exams. There are over 10 million students from 5th to 12th grade in Turkey.



Average student seeks guidance

"I want to be told what to study when I sit down on my desk"

All you need in one app





We are building a product that entails the set of features that guide students in their own way...

...with 30K+ minutes of video lectures and 200K test questions from 5th to 12th grade



A product that tracks and helps them monitor their progress

every day,
every week,
every month
throughout the year.



Joining forces with the most effective Q&A service in the world, it will have everything a student needs...

...10x more affordable, personalized & effective.

and more to come to address students' needs...



Trigonometry
Review
Assessment
Çalışma Başlat
Çalışma Ekle
7 - 14 Kasım
Trigonometri
Modern Fizik
Karışımlar
Modern Fizik
Tekrar Et
Seviye Kontrol
Özel Görelilik ve Siyah Cisim Işıması



Business Fundamentals - Global

Q&A is a global opportunity



$95B
Global Market
Global 6-12th grade markets
Next: Global English speaking market
$18B
Current Focus Markets
Turkey & US
$1.7B
First Market
Turkey

Chegg reached 4B USD market cap due to two factors: large TAM and high gross margin...



Rapid Growth of Chegg Services
Chegg Services Subscribers
Chegg Services Revenue

Business Outlook

	Q3 2022 Results	Q4 2022 Guidance	Full Year 2022 Guidance
Total Net Revenues	[illegible]	$200m - $203m	$762m - $765m
Chegg Services Revenue	[illegible]	$197m - $200m	$730m - $733m
Gross Margin %	73%	74% - 76%	73% - 74%
Adjusted EBITDA	$50m	[illegible]	$252m - $255m
CapEx	$22m		$100m - $110m
Free Cash Flow	[illegible]		50% - 60% of adjusted EBITDA

Chegg services revenue: Q&A revenue of Chegg, which brings 96% of Chegg's revenue

...but students deserve more than just a solutions manual


CHEGG
Only 20 original questions allowed per month
...resulting in up to 3-hour long wait times for tutors to respond
...and no mechanism for follow up if students still have doubts
Its image recognition cannot decipher easiest images

Now it's time to expand our know-how to the global

Fast
Get help in 15 minutes!

Interactive
Chat over the solution with a tutor if needed!

Unlimited
24/7 at $25 / month!

"With Kunduz, **I'm not waiting for a TA and wasting time.** Kunduz solves my questions in minutes." — Gabriel, NY

"Unlike most of what's out there, it's not a solutions manual. There is a **tutor who tirelessly help me learn where I am stuck.**" — Kate, TX

"Unlike with Chegg, I wanted to be able to get support without a limit. **Kunduz became my tutor in every course, 24/7.**" — Sushi, CA

High engagement and efficient growth is proven in our Beta...

UNITED STATES

6%
revenue conversion rate in app

54
questions asked per student every month

45
months of estimated lifespan with Kunduz

... thanks to our operational excellence that is unparalleled to any other service in the market

UNITED STATES

91%
first solution satisfaction rate
Ultimate satisfaction rate increases to 94% after follow-up chats

14
minutes of median response time
Most popular course, Math, is currently at 10 minutes

62%
students follow up with tutors over chat
Students want to learn. They dig further when they don't quite grasp it

What students want is consistently fast and reliable support and it's missing

Q&A tutoring services
below $30 / month


Fast
KUNDUZ
$15
unlimited
BRAINLY
$30
unlimited math
Course Hero
$25
10 questions
Chegg
$15
20 original questions
Quality
(no response)

Content library models such as Quizlet is not included due to the limited coverage of their library



Growth Strategy



Strategy - Global

After a full year of experimentation, we have a set of proven acquisition channels for the global expansion

1. **Channel I:** SEO as a 0-CAC, high scale channel
2. **Channel II:** B2B2C through a variety of markets

(1) Billion Dollar Channel, SEO: Investing to build an extensive solution library

Stage I: Organically-built solution library → **Stage II:** Across-the-board solution investment

Stage I:

First, building the channel organically as we did in our initial market

Can be further hacked by preparing solutions for problem sets of most popular courses ahead!

Stage II:

After Series A being raised, major books of the courses Kunduz covers will have solutions prepared in advance

Expected result: 50+% match rate

$5M investment to be made post-Series A

Forward-looking projections cannot be guaranteed.

(1) Stage I: The objective is to get to the $1M+ ARR trajectory via SEO

	October W1 '21	October W1 '22	May W4 '23	December W4 '23
Solution library	5K	65K	330K	2.2M
Weekly unique visitors	350	14K	88K	539K
Signup rate	9.9%	17.5%	25%	30%
Revenue conversion rate in web funnel	N/A	0.7%	1.2%	1.5%

Change in strategy
Web product and bulk feed of our library unlocked boosted signups

Automation for exponential growth
Automation of daily SEO feed and improvement of web conversion funnel will enable the hockey stick growth

MRR: $100K+

Forward-looking projections cannot be guaranteed.

(1) Stage II: One investment impacts every part of the business

[**Free traffic** 0 CAC from a proven channel + **Top-notch experience** Best answers in seconds + **Lucrative profitability** 70+% gross margin] × **Globally relevant** regardless of country and grade

Free traffic: Get the best spots in Google for **free** to **bring thousands of students every day**

Top-notch experience: Instant solutions **for most popular questions** by their favorite tutors

Results in **top-of-the-class conversion** and **retention**

Lucrative profitability: Accelerate to **70+% gross margins**, which has become **our standard in our first market**

Globally relevant: **Existing traffic from all over the world:** Canada, UK, Germany, Philippines...

Applicable to high schools courses like Calculus and Physics

Forward-looking projections cannot be guaranteed.

(2) Our proven B2B2C channel in Turkey has a strong potential to be instrumental in the global expansion

K12 districts

District with disadvantaged communities have funds for affordable online tools

Colleges

Both in and outside the US, there are hybrid private colleges that seek innovative ways to provide TA experience

Content-based online learning

In the competitive market of K12 and test prep content-based online platforms, there is a popular search for partnerships to differentiate

Other institutions

Corporations that target college students such as college loan providers seek for ways to differentiate and support their base

Richland School District | Global University Systems | Crimson | Ascent

Our Vision





We want to solve one of the most critical problems defined 40 years ago:

Bloom's 2-sigma problem

What is the 2-sigma problem?

Tutoring can take an average student to top 2 percentile

But

Bloom in 1984:
"too costly for most societies to bear on a large scale"



1-on-1 tutoring
Mastery Learning
Conventional Classroom
# of Students
Final Exam Score

What changed since 1984: Personal devices & AI

We can create a digital environment for students where they have a tutor in any course, anywhere, anytime.





Whether it's through our tutors or technology...

Kunduz is always accessible: affordable and convenient.

Next big thing: ChatGPT and the future of GPT brings a whole new set of opportunities for Kunduz

Future of Q&A
Answering student's open ended questions in an affordable way

Future of guidance
Guidance and recommendations in every step of the experience can be done dramatically more human

Next era of Kunduz
What Kunduz offers is not a niche offering but a platform that offers everything a student needs at an affordable price

Next 5 years of Kunduz: $100M and 1M paying students


Annual recurring revenue
2022-27 projection in $
# of paying students
US & Global
Turkey B2B
Turkey B2C
$100,000,000
$75,000,000
$50,000,000
$25,000,000
$0
2022
2023
2024
2025
2026
2027
Turkey B2C: 376K
Turkey B2B: 456K
US & Global: 360K
Total : 1.12M
Turkey B2C: 167K
Turkey B2B: 225K
US & Global: 72K
Total : 464K
Turkey B2C: 50K
Turkey B2B: 25K
US & Global: 2K
Total : 77K

Forward-looking projections cannot be guaranteed.

Perfect time to come aboard

- Proven business with $2M+ ARR, 70+% gross margin & high LTV/CAC
- Proven AI application in scale that can be applied to other markets
- Proven growth channels both in B2B and B2B2C
- Captured the half of the top tier market segment, ready to shift focus to mass
- Built top-notch global operations and converted them into solid product metrics

More than 20x'ed in value in < 5 years

- 100Ks of educational content needed to expand to all-in-one app is ready
- Local business has the premium brand recognition, most engaging product & a well-built network for B2B2C to scale
- Ready to invest in and skyrocket the global business with the already-proven growth channels
- Captured only miniscule segment (<2%) of both channels in the local market
- Can easily be $1B+ business with a small fraction of Chegg's user base

Ready to 20x again in 5 years

Forward-looking projections cannot be guaranteed.

One investment will let you capture 20x growth and impact millions of students' lives all at once.

Forward-looking projections cannot be guaranteed.

Contact us

basar@kunduz.com

New York, US
Istanbul, TR
Mumbai, IN

Y Combinator
SOCIALCAPITAL
Forbes
Inc.
EdSurge
TechCrunch


Thank you!

Hundreds of school chain franchises, public schools, and learning centers are proudly partnering with Kunduz



Kunduz & Koç Holding partnership created a great hype from blue collar to c-suite and spread to other corps

TURKEY

Largest conglomerate of Turkey, Koc, is offering Kunduz plans to all of their subsidiaries as a perk for parent employees.

We have **gained 2.5K monthly paying users** from Koc partnership.

Leveraging the network and the brand of Koc, we are in the process of **new deals** aiming to reach **10K paying users on this new revenue stream.**

Kunduz as a perk: Kunduz's corporate offering has created a great hype among employees from blue collar to c-suite

93.2%	7 mins	100%
Solution satisfaction rate	Response time	recommends to others

"We've heard about Kunduz before but haven't realized it would **be this helpful to our student.**"

Electrical Engineer, Tüpraş

"Amazing service. My daughter is getting **help in 10 minutes any time** and she can chat with the tutor when she wants too!"

Bank Branch Teller, Yapı Kredi

"Honestly, **I couldn't believe** my eyes that **Kunduz was offered free by Koc** to us employees."

Regional Sales Rep, Düzey Pazarlama

Kunduz offers its service free to %1 of its students for the ones in need

Double the impact!

Kunduz matches every scholarship by donors for other students in need


KUNDUZ
ASKIDA SORU İLE
EĞİTİME DESTEK OL !
Desteğinize İhtiyacımız Var

Product Demo

[Click here for the Demo video]

00:00 Q&A

00:45 "Question Inbox" & Solution examples

- Filters based on status and subjects
- Interactivity: Follow-up experience and new solution



from tutor in case of dissatisfaction
- Personalized test based on a question asked

01:28 "Today" Screen & Curated and Personalized Contents

- Personalized test - with changable difficulty level
- Curated tests - tests of the week prepared by Kunduz experts
- Subject matter contents and counselling posts

03:48 Bookmark and folders

04:17 Referral screen



Product screens

Today screen



Q&A screen



Product screens - II

Counselling

Tips & tricks and career guidance



Other content MVPs: Personalized and curated tests & subject notes



Mock test - Beta

May 2020

Mock test interface


AYT - Matematik #3

Mock test statistics

High level scorecard


Tarama Sonuç Karnesi
Sonuç Karnesi
Türkiye Geneli Net Dağılımı

Nationwide distribution


Cevapların
Çalışman Gereken Konular
Soru Çözmen Gereken Konular

Answers Linked to solutions

Study suggestions

Practice suggestions

Strong mobile presence with effective ASO

Top rated in gross and in top 5 in free apps many times


Top Charts
Ara
Popüler

App of the Day by Apple App Store


APP OF THE DAY
Uygulamalar

ANDREESSEN HOROWITZ

Software is Eating the World

Edtech's Answer to Remote Learning Burnout

by Anne Lee Skates and Connie Chan


The Three Phases of Online Learning in the U.S.
Phase 1
Phase 2
Phase 3


Inc.

50 World-Changing Startups to Watch in 2019 From student loans to co-working at home, these entrepreneurs have keen ideas for fixing at least some of what ails society most.


27. Kunduz

Based in Istanbul, Kunduz wants to make test prep faster and cheaper than traditional tutoring by providing instant answers to students' test prep questions on their smartphone. Students pay a monthly subscription fee to ask a certain number of questions for which they'll receive detailed answers. Founded in 2016, Kunduz is currently available for students in Turkey but plans to expand to India next year.

Kunduz covered by major local newsletters & channels


FORBES
50
GİRİŞİM
Üçüncü Dalga
'Dershane' de internete girdi
ÖĞRENCİLER İÇİN EĞİTİM UYGULAMALARI
Bir öğrencimiz Türkiye ikincisi oldu
DERSLERİN YARDIMCISI
Çözümlü Sorular
Yeni teknoloji girişimleri hayat tarzını değiştiriyor
Öğrenciler sınavlara telefonla hazırlanıyor
Forbes
2020
30 Şirket
20 Trend

Students with unique backgrounds, yet shared characteristics and needs

Who are they?
- 60% 12th Grade & Repeaters (Age 17-19) / 40% Lower Grades (Age 13-16) - Overall 60-65% Women
- Scattered all around Turkey
- Kids of middle and upper middle class - SEC groups: A(27%) / B(33%) / C1-C2(35%)
- Study at: Anatolian High Schools (52%) / Science High Schools (28%) / Private High Schools (10%)

Their motivations
- Aspirational and motivated kids, committed to achieve their targets
- 75% of them targeting top 10K in the exam
- Digital natives and tech savvy, always looking for online alternatives and have a high willingness to try
- Looking for authentic and genuine relationships with brands/products/companies

How do they study?
- Solving daily 160 questions on average
- 75% of them following youtube to learn and study
- 35% of the going to an after school course
- 20% of them taking a 1-1 private tutoring support

What are they looking for?
- Digital services that can help them *efficiently and effectively, study smart vs study hard*
- Lots of questions they need help on, fast
- Ensure they're getting the best service
- Want to be heard

Thousands of tutors with different motivations and backgrounds has joined Kunduz to help students



Cem is a university prep school student and rated in 1% on the university entrance exams last year, he is very good at solving questions and generates an extra income for his studies

Fatih is a 10 year experienced MEB school teacher, she's solving questions in her spare times after school & on weekends and helps family income

Naz is a fresh teacher working at cram school and prepares students to exams, she's using Kunduz to see different question types and develop herself continuously

Tevfik is a retired teacher, he has time to solve many questions and has will to help students in his retirement period while gains extra income

Hatice is a teacher and a new mother on maternity leave, while she's taking care of her children, she wants to keep updated on courses/questions and helping family income

Levent is a fresh graduate from education faculty and waiting for the job he has been dreaming of but he is not appointed yet, while waiting for the job post in MEB, he's constantly keeps himself fresh and has a desire to become a teacher and helps student